Via Facsimile and U.S. Mail
Mail Stop 6010

January 31, 2006

Dean E. Miller
Executive Vice President and
Chief Financial Officer
Scottish Re Group Limited
Crown House, Third Floor
4 Par-la-Ville Road
Hamilton, HM 12, Bermuda

Re: **Scottish Re Group Limited**
            Form 10-K for the Fiscal Year Ended December 31, 2004
            Filed March 18, 2005
            File Number: 001-16855

Dear Mr. Miller:

We have reviewed your January 17, 2006 response to our December 22, 2005 letter and have the following comments. In our comments, we ask you to provide us with additional information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 38

1. We note your response to comment one and your proposed disclosures. You state that adjustments have generally not been significant relative to the overall reserves for future policy benefits. Please quantify for us the significance of these adjustments relative to net income.

2. We note your response to comment two and your proposed disclosures. Please provide us in disclosure-type format whether there have been any significant adjustments in the past. In addition, please quantify the amount of assumed premiums that are estimated and provide a discussion of the quantitative and qualitative impact that reasonably likely changes in one or more of the assumptions would have on reported results, financial position and liquidity.

3. We note your response to comment three. We believe that the additional information you provided in your response would be useful to investors since you state in your disclosures that changes in assumptions for mortality, persistency and interest could result in material changes to the financial statements. Please provide us in disclosure-type format expanded disclosures regarding the fact that the assumptions are locked in and the potential effect on earnings.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 19. Mezzanine equity, page 110

4. We note your response to comment seven. Please confirm that you will define the term HyCUs in the notes of the 2005 10-K and that you will clarify that the convertible preferred shares are conditionally redeemable.

Note 22. Taxation, page 120

5. We note your response to comment eight. However, it does not appear as though you have provided the components of income before income tax as either domestic or foreign. Please confirm that you will provide this information in the 2005 10-K or clarify where this information is disclosed.

Please provide us the additional information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant